April 25, 2005

Via Facsimile at 310-979-8519 and U.S. Mail

Richard H. Izumi
Chief Financial Officer and Secretary
PPOL, Inc.
11661 San Vicente Blvd., Suite 901
Suite 901
Los Angeles, CA  90049

Re:	PPOL, Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed April 19, 2005
File Number 5-78970

Dear Mr. Izumi:

	We have the following comments on your filing.
Security Ownership of Certain Beneficial Owners and New Management
1. We note that one of your shareholders, Leo Global Fund, beneficially owns greater than 5% of your common stock. Our records indicate, however, that Leo Global Fund has not filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d)
and 13(g) of the Exchange Act of 1934 and Rule 13d-1 with regard to this ownership. Please advise.
New Directors and Executive Officers
2. In future filings with the Commission, please ensure that the biographical information of the directors and executive officers of the company complies with Item 401 of Regulation S-B. For example, you should revise each new director`s biography to completely describe his business experience for the past five years, disclosing the dates of experience by month and year.

Form 8-K Filed on April 4, 2005
3. We note that this document was filed pursuant to Items 1.01,
5.01
and 5.02 of Form 8-K. In light of the disposition of certain assets of the issuer, it would appear that Item 2.01 and, therefore, Item
9.01 to Form 8-K are also applicable to this change of control transaction. Please revise to file an amended Form 8-K reflecting these additional items and the related disclosure, or tell us why you believe those items are not applicable to this transaction.

Closing comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

------
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.
      Please direct any questions regarding our comments to me at
(202) 551-3264.  You may also reach me via facsimile at (202) 772-
9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

April 25, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE